EXHIBIT 23.2

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Mentor Graphics Corporation pertaining to the Mentor Graphics Corporation Foreign Subsidiary Employee Stock Purchase Plan of our report dated October 29, 2001 (except for the last six paragraphs of Note 11, as to which the date is December 14, 2001, and the last paragraph of Note 12, as to which the date is December 7, 2001), with respect to the consolidated financial statements of IKOS Systems, Inc. included in the Current Report on Form 8-K/A of Mentor Graphics Corporation filed with the Securities and Exchange Commission on May 29, 2002 which is incorporated by reference in this Form S-8.

/s/ Ernst & Young LLP

San Jose, California
June 25, 2002